Tidal Commodities Trust I S-1/A

Peter J. Shea

Peter.Shea@klgates.com

T +l 212 536 3988

F+l 212 536 3901

November 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-273364) Hashdex Bitcoin Futures ETF Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 & Comment Response

Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which operates as a separate series of the Registrant the Hashdex Bitcoin Futures ETF (the “Fund”), we are filing together with this correspondence Pre-Effective Amendment No. 1 (“Amendment”) to the Registrant’s registration statement on Form S-1 (the “Registration Statement”) (File No. 333-273364). The Amendment and this correspondence provide the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented in the Staff’s comment letter dated August 17, 2023 (“Comment Letter”), addressing the Registrant’s Registration Statement that was filed on July 21, 2023, for the continuous offering and sale of the Fund’s shares.

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment. Please be advised that the name of the Trust’s Sponsor has changed to Tidal Investments LLC (f/k/a Toroso Investments, LLC) effective November 1, 2023, and no other material changes have occurred with respect to the Sponsor and its business, operations, personnel, financial condition or ownership.

General

1.            Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price of the Predecessor Fund since its last reporting period, including any material impact from the price volatility of crypto assets.

K&L Gates LLP

599 Lexington Avenue New York NY 10022-6030

T +1 212 536 3900 F +1 212 536 3901 klgates.com

RESPONSE:

The Registrant has included the disclosure about certain crypto asset market developments for the period subsequent to end of the Predecessor Fund’s last reporting period thorough the most recent practicable date in the Amendment.

Notwithstanding the updated disclosures, the comment is generally inapplicable to the Fund since it merely seeks to track the performance of its Benchmark, less Fund operating expenses, through the use of Bitcoin Futures Contracts traded on the CME. Significant crypto asset market developments, including Bitcoin price volatility, have little impact on the business and functioning of the Fund. The Fund is designed specifically to have its NAV per Share (and its Share trading price) track such Bitcoin price volatility. As such, underlying Bitcoin price volatility is not material to the Fund beyond what is already disclosed in the Amendment.

2.                   We note the blanks related to the anticipated closing of the merger transaction and that you anticipate the filing of a registration statement on Form S-4 for that transaction. Accordingly, please update when practicable to complete the merger disclosures and to make conforming changes consistent with any staff comments issued on the Form S-4, to the extent applicable.

RESPONSE:

The Registrant has made the suggested updates and conforming changes in the Amendment with a view to the more thorough disclosures concerning the merger made in the Registrant’s registration statement on Form S-4 (File No. 333-275227) filed on October 31, 2023 (the “Form S-4”).

3.                   We note the Hashdex Bitcoin Futures ETF Fund is listed on NYSE Arca. Please tell us the status of the exchange's amendment to the listing standard application under Rule 19b-4 of the Exchange Act.

RESPONSE:

The NYSE Arca’s draft Rule 19b-4 application seeking amendment to the Predecessor Fund’s listing rule to allow reliance on such listing rule by the Fund (the “Amending Application”) has cleared a comment process with the Staff of the Commission’s Division of Trading and Markets. The NYSE Arca is presently in the formal process of filing the Amending Application since the filing of the Form S-4.

Prospectus Summary

4.                   Please revise here and in the main section to disclose the Fund's assets as of a recent date. Also briefly summarize here the Fund's performance since inception.

RESPONSE:

The Registrant has made the suggested revisions in the Amendment.

What Are The Risk Factors Involved With An Investment In The Fund?

5.                   To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions may affect how your business is perceived by customers, counterparties, and regulators, and whether there may be a material impact on your operations or financial condition.

RESPONSE:

The Fund is index-based, which means that it is managed by the Sponsor so that changes in the Fund’s NAV per Share reflect the daily changes of the price of the Benchmark, less expenses from the Fund’s operations. The Benchmark and the Fund’s principal assets are composed of Benchmark Component Futures Contracts that trade on the CME. The Fund creates and redeems its Shares, for cash, based on the Fund’s NAV. Due to these principal business attributes, there is no material reputational risk to the Fund that may arise out of disruption in the crypto asset markets.

The Staff’s comment appears to be addressed to an issuer that has a business operating in the cryptocurrency or digital assets markets. The Fund is not a business operating in such markets. See Response to Comment No. 1 above. The Fund does not have customers. Its counterparties are limited to those CME clearing brokers on the other side of Fund’s trades in Benchmark Component Futures Contracts and Authorized Participants creating and redeeming Shares for cash. Regulation of the CME by the CFTC and the applicable Fund risks associated with future regulatory changes are disclosed in the Amendment. Third-party perception of the Fund’s business reputation does not entail risk that can be differentiated from similar risks experienced any other exchange-traded product tracking the price performance of any other asset class. Consequently, the Registrant respectfully declines to add any reputational harm risk discussion to the Amendment.

6.                   Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

RESPONSE:

The Staff’s comment appears to be addressed to an issuer that has a business operating in the cryptocurrency or digital assets markets. The Fund is not a business operating in such markets. See Responses to Comment Nos. 1 and 5 herein.

The Registrant notes the Fund’s material regulatory risks are already disclosed in the Amendment’s prospectus, under the headings/sub-headings “Risks Associated with Investing in Bitcoin Futures Contracts - risks of government regulation”, “Risk Related To Lack of Liquidity - Certain of the Fund’s investments could be illiquid, which could cause large losses to investors at any time or from time to time”, “Regulatory Risk - Lack of regulation of the Bitcoin market”, “Regulatory Risk - Risk of illicit activities.”, and “Regulatory Risk - Regulation of futures markets, futures contracts and futures exchanges is extensive and constantly changing; future regulatory developments are impossible to predict but may significantly and adversely affect the Fund. This risk is especially heightened for cryptocurrency derivatives and cryptocurrencies”.

The Registrant does not believe that any pending crypto legislation or regulation is likely to affect the business, financial condition, or results of operations of the Fund. If the Registrant determines that future crypto legislation or regulation will impact the Fund’s operations, the Registrant will include appropriate risk disclosure in the Fund’s future quarterly and annual reports. Consequently, the Registrant respectfully declines to add the suggested risk discussion to the Amendment.

7.                   To the extent material, please describe any gaps your board or management have identified with respect to planned risk management processes and policies in light of current crypto asset market conditions as well as any changes you have made or intend to make to address those gaps.

RESPONSE:

The Registrant notes that the Sponsor has not identified any gaps with respect to the Sponsor’s risk management processes and policies in light of current crypto market conditions. Further, the risk management processes and policies of the Sponsor, as the exclusive manager of the Fund, are not material to the Registrant because the Sponsor manages the Fund in accordance with the Amendment’s disclosed principal investment strategy. See Responses to Comment Nos. 1 and 5 herein. Consequently, the Registrant respectfully declines to add the suggested risk discussion to the Amendment.

8.                   Please describe any material risk to shareholders, either direct or indirect, from excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of shares from the Fund.

RESPONSE:

The suggested material risk discussion is disclosed in detail in the Amendment’s prospectus under the heading “The Fund’s Operating Risks”. Redemptions are a feature of the Fund’s operations and cannot ever be considered “excessive.” Redemptions can only be suspended as disclosed in the Amendment. The Fund has no concept of withdrawal. The Registrant respectfully declines to make further disclosure since such material risks are already disclosed in the Amendment.

9.                   To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.
•	Risk of loss of customer demand for your products and services.
•	Risks from price declines or price volatility of crypto assets.

RESPONSE:

None of the risks noted by the Staff are material to the Fund beyond what is already disclosed in the Amendment. See Responses to Comment Nos. 1 and 5 herein.

The risks mentioned in the Staff’s comment are thoroughly discussed in the Amendment’s prospectus under the headings/sub-headings: “Risks Associated with Investing Bitcoin/Bitcoin Markets are susceptible to extreme price fluctuations, theft, loss and destruction”; “Risk Associated with Bitcoin/Investing in Bitcoin futures contracts subjects the Fund to the risks of the Bitcoin market”; “The Fund’s Operating Risk - The lack of active trading markets for the Shares of the Fund may result in losses on your investment in the Fund at the time of disposition of your Shares”; and “Risk of Volatility/ The price of bitcoin can be volatile which could cause large fluctuations in the price of Shares”.

Further, the Staff should note that the Fund has neither customers, products nor services since it is an exchange traded financial product. The Fund’s NAV per Share and Share trading price are designed to experience declines when the Fund’s Benchmark value level declines. Consequently, the Registrant respectfully declines to add the suggested risk discussion to the Amendment beyond what is included in the Amendment.

The Offering

10.                   To the extent material, discuss how the bankruptcies of certain market participants and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly.

RESPONSE:

The Registrant respectfully advises the Staff that it does not have any direct or indirect exposures to other counterparties, customers, or other participants in crypto asset markets which, to its knowledge, have experienced any bankruptcies. Consequently, a discussion of such bankruptcies and their downstream effects, beyond what is already disclosed in the Amendment, is not material to the Fund.

11.                   If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
•	Have the crypto assets of their customers unaccounted for.
•	Have experienced material corporate compliance failures.

RESPONSE:

The Registrant does not have material exposure to any of the crypto asset market participants or others that are known to have experienced any of the events noted by the Staff. Consequently, the exposures noted by the Staff, beyond what is already disclosed in the Amendment, are not material to an understanding of the Fund.

12.                   Please update disclosure under Market Price of Shares on page 38 to include the first and second quarters for 2023. Similarly update Prior Performance of the Fund on pages 38 and 39 to include all available monthly 2023 rates of return. Please also revise to discuss changes in the Fund’s net asset performance and any trends or uncertainties that contributed to significant changes in NAV.

RESPONSE:

The disclosures of Market Share Price and Prior Performance of the Fund have been updated in the Amendment as suggested. Additional discussion has been provided about changes in the Fund’s net asset performance and any trends or uncertainties that contributed to significant changes in NAV.

*   *   *   *

The Registrant and the Sponsor, acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely,

Peter J. Shea

cc:	Ms. Sandra Hunter Berkheimer, Division of Corporation Finance
Ms. Jessica Livingston, Division of Corporation Finance
Mr. Guillermo Trias, Tidal Financial Group
Mr. Daniel Carlson, Tidal Financial Group
Mr. Michael Pellegrino, Tidal Financial Group
Mr. Brian Doyle-Wenger, K&L Gates LLP